                UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G

        Information to be included in Statements filed pursuant to Rules 13d-1(b), (c) and (d) and amendments thereto filed pursuant to Rule 13d-2(b)

                                (Amendment No. 1)

                                Blockbuster Inc.
                                (Name of Issuer)

                              Class A Common Stock
                         (Title of Class of Securities)

                                   093679108
                                 (CUSIP Number)

                               December 31, 2005
             (Date of Event That Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[X] Rule 13d-1(b)

[ ] Rule 13d-1(c)

[ ] Rule 13d-1(d)

                UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G

        Information to be included in Statements filed pursuant to Rules 13d-1(b), (c) and (d) and amendments thereto filed pursuant to Rule 13d-2(b)

                                (Amendment No.1)

                                Blockbuster Inc.
                                (Name of Issuer)

                              Class B Common Stock
                         (Title of Class of Securities)

                                   093679207
                                 (CUSIP Number)

                               December 31, 2005
             (Date of Event That Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[X] Rule 13d-1(b)

[ ] Rule 13d-1(c)

[ ] Rule 13d-1(d)

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1.   Names of Reporting Persons and I.R.S. Identification No.

     UBS AG (for the benefit and on behalf of UBS Investment Bank, Wealth Management USA, and Global Wealth Management and Business Banking business groups of UBS AG (See Item 7))

--------------------------------------------------------------------------------
2.   Check the Appropriate Box if a Member of a Group                      a [ ]
                                                                           b [ ]

--------------------------------------------------------------------------------
3.   SEC USE ONLY

--------------------------------------------------------------------------------
4.   Citizenship or Place of Organization

     Switzerland

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               5.  Sole Voting Power

                   12,045,708 shares of Class A Common Stock
               -----------------------------------------------------------------
   Number of   6.  Shared Voting Power
    Shares
 Beneficially      0
   Owned by    -----------------------------------------------------------------
    Each       7.  Sole Dispositive Power
  Reporting
Person With:       12,045,708 shares of Class A Common Stock
               -----------------------------------------------------------------
               8.  Shared Dispositive Power

                   0

-------------------------------------------------------------------------------
9.   Aggregate Amount Beneficially Owned by Each Reporting Person:

     12,045,708 shares of Class A Common Stock

--------------------------------------------------------------------------------
10.  Check if the Aggregate Amount in Row 9 Excludes Certain Shares          [ ]

--------------------------------------------------------------------------------
11.  Percent of Class Represented by Amount in Row 9

     9.88% shares of Class A Common Stock

--------------------------------------------------------------------------------
12.  Type of Reporting Person

     BK
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
1.   Names of Reporting Persons and I.R.S. Identification No.

     UBS AG (for the benefit and on behalf of UBS Investment Bank, Wealth Management USA, and Global Wealth Management and Business Banking business groups of UBS AG (See Item 7))

--------------------------------------------------------------------------------
2.   Check the Appropriate Box if a Member of a Group                      a [ ]
                                                                           b [ ]

--------------------------------------------------------------------------------
3.   SEC USE ONLY

--------------------------------------------------------------------------------
4.   Citizenship or Place of Organization

     Switzerland

--------------------------------------------------------------------------------
               5.  Sole Voting Power

                   6,029,741 shares of Class B Common Stock
               -----------------------------------------------------------------
  Number of    6.  Shared Voting Power
   Shares
Beneficially       0
  Owned by     -----------------------------------------------------------------
    Each       7.  Sole Dispositive Power
  Reporting
Person With:       6,029,741 shares of Class B Common Stock
               -----------------------------------------------------------------
               8.  Shared Dispositive Power

                   0

--------------------------------------------------------------------------------
9.   Aggregate Amount Beneficially Owned by Each Reporting Person:

     6,029,741 shares of Class B Common Stock

--------------------------------------------------------------------------------
10.  Check if the Aggregate Amount in Row 9 Excludes Certain Shares          [ ]

--------------------------------------------------------------------------------
11.  Percent of Class Represented by Amount in Row 9

     8.37% of Class B Common Stock

--------------------------------------------------------------------------------
12.  Type of Reporting Person

     BK
--------------------------------------------------------------------------------

Item 1(a) Name of Issuer

Blockbuster Inc.

Item 1(b) Address of Issuer's Principal Executive Offices:

1202 Elm Street
Dallas, TX 75720

Item 2(a) Name of Person Filing:

UBS AG

Item 2(b) Address of Principal Business Office:

UBS AG's principal business office is:
Bahnhofstrasse 45
PO Box CH-8021
Zurich, Switzerland

Item 2(c) Citizenship:

Switzerland

Item 2(d) Title of Class of Securities

Class A Common Stock
Class B Common Stock

Item 2(e) CUSIP Number:

093679108 Class A Common Stock
093679207 Class B Common Stock

Item 3. Type of Person Filing:

UBS AG is classified as a Bank as defined in section 3(a)(6) of the Act pursuant to no-action relief granted by the staff of the Securities and Exchange Commission.

Item 4 (a)-(c)(iv). Ownership:

Items 5-11 of the cover pages are incorporated by reference.

Item 5. Ownership of Five Percent or Less of a Class:

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ].

Item 6. Ownership of More than Five Percent on Behalf of Another Person:

Not applicable

Item 7. Identification and Classification of the Subsidiary That Acquired the Security Being Reported on By the Parent Holding Company:

This statement on Schedule 13G is being filed by UBS AG on behalf of itself and the subsidiaries listed below. The securities being reported on by UBS AG were acquired directly by UBS AG directly and certain of such subsidiaries.

UBS AG London Branch
UBS Portfolio LLC
UBS AG Frankfurt
UBS Ltd
UBS Warburg Private Clients Ltd
UBS AG Tokyo branch
UBS AG (Switzerland)
UBS Warburg Securities (Pty) Ltd (South Africa)
UBS International Ltd
UBS Warburg Securities Ltd
Banco UBS Warburg S.A
UBS Warburg Corretora de Cambio e Valores
Mobiliarios S.A.
UBS Warburg Trading S.A.
UBS Bunting Warburg Inc
UBS Capital Americas Investments III, Ltd.
UBS Capital II LLC
UBS Capital LLC
UBS AG Brazil
UBS Limited
UBS Capital Americas Investments II Ltd
SBC Equity Partners AG
UBS Capital Asia Pacific Ltd
UBS Capital Holdings LLC
UBS Capital Jersey Ltd
UBS Capital BV
UBS (USA) Inc
UBS Warburg AG (Frankfurt)
UBS Securities Australia Ltd
UBS Securities (Japan) Ltd
UBS Securities LLC
UBS Securities New Zealand Limited
UBS New Zealand Limited
UBS AG Australia Branch
UBS Capital Markets LP
UBS Capital Latin America LDC
UBS Securities France SA
UBS AG Canada Branch
UBS Cayman Ltd.
PaineWebber Capital Inc
Paine Webber International Inc
UBS Fiduciary Trust Company
UBS Financial Services Incorporated of Puerto Rico
UBS Americas Inc
UBS Financial Services Inc.
Inversiones Ibersuizas, S.A.
UBS (Bahamas) LTD
UBS (Cayman Islands) LTD
UBS (France) LTD
UBS (Italia) LTD
UBS (Luxemberg) LTD
UBS (Luxemberg) SA Austria Branch
UBS (Monaco) S.A.
UBS AG Brazil
UBS AG New York (101 Park Avenue)
UBS AG Hong Kong
UBS AG Jersey Branch
UBS AG Singapore
UBS Assessores LTD
UBS Bank (Canada)
UBS Belgium SA/NV
UBS Deutschland AG
UBS Espana S.A.
UBS International Inc
UBS Swiss Advisors AG
UBS Wealth Management AG
UBS Wealth Management (UK) Ltd

Item 8. Identification and Classification of Members of the Group

Not Applicable

Item 9 Notice of Dissolution of Group:

Not Applicable

Item 10. Certification:

By signing below, the undersigned certify that, to the best of their knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                        By: /s/ Per Dyrvik
                                            ------------------------------------
                                            Per Dyrvik
                                            Managing Director


                                        By: /s/ Teresa Ressel
                                            ------------------------------------
                                            Teresa Ressel
                                            Managing Director

Date: February 10, 2006